Exhibit 17.1

July 1, 2016

The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172

Attn: Board of Directors

RE:	Resignation from the Board of Directors of
The Williams Companies. Inc. (the “Company”)

Ladies and Gentlemen:

It is with deep regret and sadness that after a long history with the Company I have resigned from the Board of Directors of The Williams Companies, Inc., following the Board’s decision to continue forward with Alan Armstrong as CEO. I am resigning alongside five of my fellow Directors: the Chairman of the Board; the Head of the Safety Committee; the Head of the Strategic Review Committee; the very well respected CEO of a large energy company and key member on the Finance Committee; and one of the largest and longest-standing shareholders of the Company. I joined the Board with the goal and intention of partnering with management and my fellow Board members to create value for all of the Company’s shareholders, and have invested significant time and resources to this endeavor. But it has unfortunately become evident that the CEO of the Company, Alan Armstrong, is incapable of maximizing shareholder value and, instead, is primarily focused on maintaining his role as CEO. Now that the Company is no longer in the midst of its past strategic review process, or bound by a merger agreement, I cannot serve on a Board that continues to empower a CEO with an abysmal operational and financial track record, and who in my opinion lacks the necessary judgment and character to lead the Company forward.

While I regretfully have resigned my seat on the Board of Directors along with five of my fellow Directors, I retain all options going forward to protect shareholders from further value destruction.

Sincerely,

/s/ Eric W. Mandelblatt
Eric W. Mandelblatt